UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Anheuser-Busch InBev SA/NV
(Exact name of registrant as specified in its charter)

Belgium	1-34455	None
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Brouwerijplein 1	3000 Leuven, Belgium
(Address of principal executive offices)	(Zip Code)

Craig Katerberg

Legal Director

Anheuser-Busch InBev Services, LLC

(212) 573-6241

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Anheuser-Busch InBev SA/NV (together with its consolidated subsidiaries, “AB InBev”, “Company”, “we” or “our”) hereby files this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein. A copy of this Form SD is also posted to the Company’s website at: http://www.ab-inbev.com/go/investors/reports_and_publications/sec_filings.cfm.

AB InBev has determined that it manufactures only one product employing necessary conflict minerals within the scope of Form SD. The product in question is a line of glass bottles manufactured by AB InBev’s Mexican subsidiary that utilize the coating Certincoat® TC100, which contains the conflict mineral tin necessary for its functionality. AB InBev is supplied Certincoat® TC100 by a single supplier.

Reasonable Country of Origin Inquiry

AB InBev provided a detailed questionnaire to its supplier of Certincoat® TC100 to ascertain its diligence processes in sourcing the conflict mineral tin for fiscal year 2013. The supplier provided AB InBev with a completed Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template (“EICC/GeSI Template”), a template developed in accordance with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. That supplier has updated its EICC/GESI Template responses for fiscal year 2014. In its completed EICC/GeSI Template, the supplier confirmed that it has received completed EICC/GeSI Templates from more than 75% of its suppliers. According to the supplier, all the parties providing replies confirmed that the tin sourced was not from the Democratic Republic of the Congo (“DRC”) or an adjoining country. The replies identified twenty-one smelters from which the suppliers obtained tin and there is no indication that any of these smelters sourced tin from the DRC or an adjoining country. In addition, the supplier confirmed that 100% of the tin necessary to the functionality of Certincoat® TC100 comes from recycled or scrap sources. The supplier also provided its internal Conflict Minerals Policy signed by its CEO and Deputy General Counsel confirming its commitment to responsible sourcing and its commitment not to acquire conflict minerals from the DRC or an adjoining country.

Based on the documentation it has received from its supplier, AB InBev has no reason to believe that its necessary conflict minerals may have originated in the DRC or an adjoining country.

Item 1.02 Exhibit

N/A.

Section 2 – Exhibits

Item 2.01 Exhibits

N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV.
(Registrant)

By:	/s/ Benoit Loore	Date: June 1, 2015

Benoit Loore
VP Corporate Governance

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